AUSTRALIS

2 May 2007

82-35075

SEC MAIL PROCESSING
RECEIVED
MAY 14 2007
WASH. D.C.
186 SECTION

07023625

US Securities and Exchange Coi
Attention: Filing Desk
100 F Street, N.E.
Washington DC 20549
USA

SUPPL

Dear Sir/Madam Primo Minerals Ltd

~~AUSTRALIS AQUACULTURE LTD~~ – ADR FILING SEC FILE NUMBER 82-35750

In accordance with the SEC's ADR program, please find below a table of all our recent announcements together with the attachments.

Date	Announcement Title	Annexure
2 May 2007	ADR Established	1
30 April 2007	3rd Quarter Report	2

If you have any queries do not hesitate to contact me on:

Office line: +61 8 9486 164

Mobile: +61 417 717 480

Email: gabriel@laurus.net.au

Yours sincerely

GABRIEL CHIAPPINI
Company Secretary

PROCESSED
MAY 21 2007
THOMSON
FINANCIAL

2/18

AUSTRALIS

ASX/MEDIA RELEASE

Annexure 1

ASX code: AAQ

Wednesday May 2, 2007

Australis Establishes ADR Program in US

Australis Aquaculture Limited (ASX: AAQ) is pleased to announce that its Level One American Depositary Receipt (ADR) Program in the United States is now effective with receipts tradable in the over-the-counter (OTC) market under the code AUQCY and its CUSIP 05258X105. Australis has appointed The Bank of New York as the depositary bank for the Program.

Australis established the ADR Program in response to increasing interest from US investors as a result of the Company's growing profile in the US. Driving this interest has been the combination of the Company's highly successful *'The Better Fish'* branded advertising campaign and the broad coverage received in both national and industry media. The launch of the Program is the first step in introducing the Company to the US capital markets and will enable the Company's shares to be priced and quoted in US Dollars and traded as American securities in the OTC market in the United States. US investors will be able to obtain ADRs for Australis shares by making enquiries directly with their brokers. Each Australis ADR represents 10 Australis ordinary shares as traded on the Australian Stock Exchange.

"Essentially all of our operations are in the United States and it made sense to begin to establish an initial foothold in the largest capital market in the world. We trust that the ADR Program will help both institutional and individual investors in North America to have greater access to our financial information and to feel more comfortable in acquiring Australis' shares," Australis' Managing Director Josh Goldman said.

In commenting on the progress of the Company, Mr. Goldman said,

"The Company has made great strides over the past year with one million barramundi now in production at the Company's Massachusetts facility. This will support annual production of 1,000 tonnes, with a sales value of some A$10 million."

About Australis

Australis Aquaculture, Ltd. (ASX: AAQ) is North America's first and only significant producer of Australian barramundi. It owns and operates one of the world's largest indoor aquaculture facilities, located in Turners Falls, Massachusetts. The company established barramundi as a growing seafood trend in the US, and is successfully marketing its barramundi as *'The Better Fish': Better Tasting, Better For You, Better for our Environment*. Australis' expertise in controlled-environment aquaculture has earned it the reputation as 'the gold standard' in sustainable aquaculture. The company's low-cost production system, patented technology and experienced management are propelling Australis to expand more quickly, and at significantly lower cost, than potential competitors.

About ADRs

ADRs are commonly used to facilitate investing in foreign companies not listed on a US exchange by US investors. An ADR is created when a broker purchases the company's shares on the home stock market and delivers those to the depositary's local custodian bank, which then instructs the depositary bank to issue ADRs. Level 1 ADRs are not listed on any US exchange but may trade freely.

About Bank of New York

The Bank of New York Company, Inc. (NYSE:BK) is a global leader in providing a comprehensive array of services that enable financial institutions and individuals to move and manage their financial assets in more than 100 markets worldwide. The Company has a long tradition of collaborating with clients to deliver innovative solutions through its core competencies: securities servicing, treasury management, investment management, and individual and regional banking services. The

Bank of New York, founded in 1784, is the oldest bank in the United States and has consistently played a prominent role in the evolution of financial markets worldwide. Additional information is available at www.bankofny.com

For media & investor enquiries, contact:

USA
Josh Goldman, Managing Director
Office: +1-413-863-2040 ext. 112
Home Office: +1-413-367-9234
Email: josh@australis.us

Australia
Gabriel Chiappini, Company Secretary
Office: +61-8-9486-1644
Registered Office: Level 9, The Quadrant
1 William St., Perth WA 6000

Investor Relations
Rod North, Executive Director
Bourse Communications Pty Ltd
Office: +61-3-9510-8309
Mobile: + 61-0-408 670 706

AUSTRALIS

ASX ANNOUNCEMENT

Annexure 2

April 30th, 2007

3rd Quarter Report

CONTINUED SALES AND INVENTORY GROWTH YIELD MODEST LOSS FOR PERIOD

– Highlights –

Australis Aquaculture (ASX Code: AAQ) made significant progress as the Company continued to expand its available supply of barramundi in response to strong US market demand during the quarter ending March, 2007. Increasing sales combined with strong inventory growth generated revenues at near breakeven levels for the quarter. Importantly, the Company's growing inventory positions Australis for a broad expansion of its customer base and the acceptance of larger and more lucrative customer relationships in the future.

Strong Revenue Growth - Total revenue increased 25% over the prior quarter to A$1.47M, while fish sales (excluding inventory creation) increased by 36%. Relative to the same quarter of the previous year, total revenue increased 320% in AUD and 330% in USD, while pricing has remained stable. The company expects to see continued revenue growth in the coming quarters as inventory and sales build steadily and new initiatives to expand supply are realised.

FY 2007 Quarterly Revenue



$1,600,000
$1,400,000
$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
Revenue
Q1
Q2
Q3
USD
AUD

Operating Income Near Break Even - Higher sales and accelerated inventory growth provided increased coverage against operating expenses such that the net loss from operations was considerably reduced from (A$394,000) to (A$27,000) against the prior quarter. With costs consistently in line with expectations, the Company expects to post its first significant operating profit in the June quarter.

Market Demand Growing – Demand has remained strong, particularly following Australis' participation at the International Boston Seafood Show in March. The show marked the second anniversary of Australis barramundi being available in North America. Australis' booth proved to be one of the most popular during the show, and over 3,500 chefs, seafood buyers and other industry participants sampled our grilled and sautéed barramundi. The company also had substantive meetings with customers and numerous high-profile major account customers and prospects.

Seafood Watch Listing - In February, Australis' U.S. Barramundi was added to the Seafood Watch program "Best Choices" listing. US-farmed barramundi is one of only 20 species that qualify for the national "Best Choices" ranking, an assessment based on the sustainability of the production practices. The Seafood Watch program expects to distribute approximately 3 million guides listing these "Best Choices" to consumers this year. Additionally, the program is used by institutional buyers to guide their purchase decisions and is considered the most influential consumer guide providing advice to US seafood consumers.

Accelerated Stocking Continuing – During the quarter, the Company has aggressively built fish stocks to meet its expanded capacity and stocked multiple batches into the over 2 million litres of culture volume in the new section of the plant. In early April, the number of fish in production exceeded 1 million for the first time in the Company's history, with a value of A$3.7 million. This growth in inventory represents a 72% increase in the average number of fish in the plant over the past 12 months, as illustrated in the table below. Based on the timing of the increased stocking during the quarter, the Company expects to realise an increase of nearly 150 tonnes in biomass creation during the next hundred days as it moves towards its 1,000 tpa steady state production output target in September 2007.



Number of Fish in Production
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Apr-06
May-06
Jun-06
Jul-06
Aug-06
Sep-06
Oct-06
Nov-06
Dec-06
Jan-07
Feb-07
Mar-07

US ADR Stock Listing – In response to increasing interest from US investors, the Company has established a Level 1 American Depositary Receipt (ADR) Program in the United States. The Program became effective April 27, 2007 and will enable Australis' shares to be priced and quoted in US Dollars and traded as American securities in the United States over-the-counter (OTC) market under the code AUQCY. Australis has appointed The Bank of New York as the depositary bank for the Program.

Kingfish Diversification - The Company advanced its negotiations with Western Kingfish Limited ("WKL") regarding a proposed transaction that will provide Australis with a 2.5 million share interest in this new company as well as marketing & production rights for the kingfish business in the US. In exchange, Australis will provide WKL with rights to use Australis' technology in Australia for yellowtail kingfish and crustaceans. WKL continues to make significant progress towards its ASX listing and has agreed to reserve 2 million shares in its IPO for Australis shareholders. The final agreement between WKL and AAQ requires approval by Australis' shareholders, which is being sought at the Company's upcoming EGM.

Automated Processing – Final components for the automated fillet processing equipment were received during the quarter and installation of the equipment was initiated. The company expects the automated processing will become operational in late April. This addition will provide the Company with greater flexibility in meeting the demands of its live, whole and fillet markets, and will provide important cost savings.

Expansion of Supply – In response to increasing demand, the Company is evaluating options to expand its available supply, including further expansion of its US facilities and offshore production and sourcing. All options under consideration would be required to meet Australis' highest standards for product quality and sustainable aquaculture practices.

In sum, this has been an exciting quarter for Australis as the Company has seen the volume of fish in production increased significantly as a result of its expanded capacity and aggressive stocking. With more than 1 million fish in the tanks, biomass creation is accelerating rapidly and Australis is well positioned to reach its output and financial targets within the next two quarters.

We appreciate your continuing support of Australis.

Sincerely,

Joshua Goldman
Managing Director

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity

Australis Aquaculture Limited

ABN	Quarter ended ("current quarter")
098 236 938	31 March 2007

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date $A'000
1.1	Receipts from customers		879	3,053
1.2	Payments for	(a) staff costs	(461)	(1,439)
		(b) advertising and marketing	(39)	(210)
		(c) research and development	-	-
		(d) Biomass creation/inventory	(1,075)	-
		(e) other working capital	(216)	(2,790)
1.3	Dividends received		-	-
1.4	Interest and other items of a similar nature received		13	39
1.5	Interest and other costs of finance paid			
1.6	Income taxes paid		-	-
1.7	Other (provide details if material)		-	-
	Net operating cash flows		(901)	(1,588)

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date $A'000
1.8	Net operating cash flows (carried forward)	**(901)**	**(1,588)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(537)	(3,211)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of: (a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net investing cash flows	(537)	(3,211)
1.14	**Total operating and investing cash flows**	(1,438)	(4,799)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	1,464	3,481
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	285	1,062
1.18	Repayment of borrowings	(49)	(79)
1.19	Dividends paid	-	-
1.20	Other (provide details if material)	-	-
	Net financing cash flows	1,699	4,464
	Net increase (decrease) in cash held	261	(335)
1.21	Cash at beginning of quarter/year to date	798	1,425
1.22	Exchange rate adjustments to item 1.21	(25)	(57)
1.23	**Cash at end of quarter**	1,033	1,033

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	224
1.25	Aggregate amount of loans to the parties included in item 1.11	Nil

1.26 Explanation necessary for an understanding of the transactions

All payments to Directors and associates were on normal commercial terms.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	66	1,821
3.2	Credit standby arrangements	Nil	Nil

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current quarter $A'000	Previous quarter $A'000
4.1 Cash on hand and at bank	535	151
4.2 Deposits at call	498	647
4.3 Bank overdraft	-	-
4.4 Other (provide details)	-	-
Total: cash at end of quarter (item 1.22) Prior quarter's ending cash adjusted for a September outstanding deposit of $146k now recorded as a September transaction	1,033	798

Acquisitions and disposals of business entities

	Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1 Name of entity	Nil	Nil
5.2 Place of incorporation or registration		
5.3 Consideration for acquisition or disposal		
5.4 Total net assets		
5.5 Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..30 April 2007.........................
(Company secretary)

Print name: .Gabriel Chiappini

+ See chapter 19 for defined terms.

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END